Filed by: Fidelity Summer Street Trust

Pursuant to Rule 425 under the Securities Acts of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Summer Street Trust

SEC File No. 811-02737 and 002-58542

September 18, 2025

Q&A:

MERGER OF FIDELITY® U.S. LOW VOLATILITY EQUITY FUND INTO

FIDELITY® LOW VOLATILITY FACTOR ETF

Key Merger Dates:

•

Prospectus stickers to SEC: 9/18/2025

•

Target Fund Soft Close Date: on or about 10/3/2025

•

Proxy Record/Mail Date: 1/12/2026

•

Shareholder Meeting Date: 3/10/2026*

•

Target Fund Hard Close Date: on or about 5/1/2026*

•

Anticipated Merger Closing Date: on or about 5/8/2026*

* Dates subject to shareholder approval of the merger. If adjournment is required, dates will be updated accordingly.

Q1:

I understand that Fidelity is merging one of its equity funds. What can you tell me?

A:

Yes, that is correct. On September 18, 2025, Fidelity’s Equity and High Income Funds Board of Trustees approved the following merger, subject to target fund shareholder approval:

Target Fund	Acquiring Fund
Fidelity® U.S. Low Volatility Equity Fund	Fidelity® Low Volatility Factor ETF

Q2:

Why are you proposing to merge these two funds? How does the reorganization benefit target fund shareholders?

A:

Fidelity believes the reorganization will provide multiple benefits for target fund shareholders, including lower expenses, better performance, increased tax efficiency, intraday trading, and full daily holdings transparency.

A special meeting of shareholders is expected to be held on March 10, 2026, and approval of the reorganization will be voted on at that time. If approved, no action is required for fund shareholders that hold fund shares through an account that can hold shares of an ETF. On or after the closing date of the reorganization, shareholders of Fidelity U.S. Low Volatility Equity Fund will receive shares of Fidelity Low Volatility Factor ETF equal in value to the aggregate net asset value of shares of Fidelity U.S. Low Volatility Equity Fund they own and may receive a cash payment in lieu of fractional shares of the ETF. The redemption of fractional shares may be a taxable event.

Importantly, to receive shares of an ETF as part of the reorganization, fund shareholders must hold their shares through an account that can hold shares of an ETF (i.e., a brokerage account). If fund shareholders do not hold their shares through an account that can hold an ETF, they will not receive shares of an ETF as part of the reorganization. Please note that the reorganization may result in a liquidation and potential taxable event in certain accounts. Please see Q6 for details.

If you have any questions, please reach out to your financial representative or call 1-800-544-8544.

Q3:

Do shareholders need to approve the merger?

A:

Yes. The merger is subject to approval by target fund shareholders, who are entitled to vote on the proposal to merge into the acquiring fund at a shareholder meeting.

Q4:

Why is shareholder approval required for the reorganization?

A:

The reorganization is subject to shareholder approval due to differences in the funds’ management contracts and fundamental concentration policies.

Q5:

When would the planned changes take effect? When would the fund merge into the ETF?

A:

The reorganization is anticipated to be completed in May 2026, subject to shareholder approval. The following chart provides detailed information on the actions leading up to the reorganization and the potential impact to investors.

Action Items in Connection with the Reorganization	Effective Date*

Last day for new accounts in Fidelity U.S. Low Volatility Equity Fund to be opened (soft close).

New shareholders are no longer able to make purchases into the fund.

Existing shareholders of the fund may continue to add to their fund position.

October 3, 2025
Record and mail date for proxy statement/prospectus	January 12, 2026
Shareholder meeting date for Fidelity U.S. Low Volatility Equity Fund	March 10, 2026

Last day for new positions in Fidelity U.S. Low Volatility Equity Fund to be opened by existing shareholders (hard close).

Existing shareholders may continue to hold their shares and purchase additional shares only through the reinvestment of dividend and capital gain distributions until Fidelity U.S. Low Volatility Equity Fund's Reorganization or liquidation, as applicable, takes place.

May 1, 2026**

Last day to redeem or exchange Fidelity U.S. Low Volatility Equity Fund shares for shares of another Fidelity mutual fund.

If you do not want to receive shares of the ETF in connection with the Reorganization, you can exchange your fund shares for shares of another Fidelity mutual fund that is not participating in a Reorganization or redeem your fund shares.

Prior to doing so, however, you should consider the tax consequences associated with either action. Exchange or redemption of your fund shares may be a taxable event if you hold your shares in a taxable account.

May 7, 2026**
Reorganization	May 8, 2026**

*Some dates may change depending on when shareholder approval is obtained. Effective dates are as of close of business.

**Subject to shareholder approval of the reorganization proposal.

 Q6:

What happens to shareholders whose account can’t hold an ETF?

A:

Target fund shareholders who do not currently have an account that can hold an ETF, which includes Fidelity Investments accounts starting 2aa through 2zz, and may also include accounts managed through your workplace or non-Fidelity adviser, have the option to either:

1.

Participate in the reorganization and receive shares of the ETF by opening a brokerage account and transferring their mutual fund shares into it prior to the reorganization; or

2.

Do nothing and not participate in the reorganization.

Target fund shareholders who hold fund shares through an IRA or employer sponsored group retirement plan that does not have the ability to hold shares of ETFs will need to redeem their shares prior to the reorganization, or their broker or intermediary may transfer their investment in Fidelity U.S. Low Volatility Equity Fund to a different investment option prior to the reorganization.

Target fund shareholders who do nothing may have their mutual fund shares liquidated and receive a cash distribution. Shareholders who receive a cash distribution should note that this may result in a taxable event.

If you have any questions, please reach out to your Fidelity representative or call 1-800-544-8544.

Q7:

What if shareholders don’t want to receive shares of an ETF?

A:

If target fund shareholders do not want to receive shares of an ETF in connection with this reorganization, they can exchange their fund shares for shares of another Fidelity mutual fund or redeem their fund shares. Prior to doing so, however, target fund shareholders should consider the tax consequences associated with either action. Exchange or redemption of the target fund’s shares may be a taxable event if they hold their shares in a taxable account.

Q8:

If shareholders approve the merger, will the target fund close prior to the merger?

A:

Yes. If target fund shareholders approve the merger, new positions in the target fund will no longer be permitted effective after the close of business on May 1, 2026. Additionally, the target fund will be soft closed (i.e., closed to new accounts) on October 3, 2025, prior to the shareholder meeting date.

Q9:

Is Fidelity considering similar changes to other funds?

A:

We will continue to evaluate our product line to assess client needs and investor demand as part of our ongoing effort to meet the needs of our customers.

Q10:

Will these changes affect the investment strategy and focus of the acquiring fund?

A:

No. The investment strategy and focus of the acquiring fund will not be impacted by this reorganization.

Q11:

How is the merger being communicated to shareholders?

A:

As noted above, the target fund prospectus has been supplemented to notify potential investors of the proposed merger. Additionally, existing target fund shareholders will be notified by merger proxy statement materials.

Advisors, home offices and back offices who have shareholders invested in the target fund will be notified of the proposed merger and the closure of the fund to new accounts through email notifications.

The prospectus for the acquiring fund has also been supplemented to alert potential investors of the proposed merger.

Q12:

What are the tax implications of this change?

A:

 The merger will be conducted pursuant to an Agreement and Plan of Reorganization and Liquidation. The merger is structured to be a tax-free reorganization under the U.S. Internal Revenue Code of 1986, as amended. As a result, target fund shareholders generally will not recognize a taxable gain (or loss) for U.S. tax purposes due to a merger, except with respect to cash received.

In connection with the merger, target fund shareholders will receive ETF shares equal in value to the aggregate net asset value of shares of the fund they own and may receive a cash payment in lieu of fractional shares of the ETF, and the redemption of fractional shares may be a taxable event.

If you do not want to receive shares of an ETF in connection with a merger, you can exchange your fund shares for shares of another Fidelity mutual fund or redeem your fund shares. Before doing so, however, you should consider the tax consequences associated with either action. Exchange or redemption of your fund shares may be a taxable event if you hold your shares in a taxable account.

If you hold target fund shares through an IRA or employer sponsored group retirement plan that does not have the ability to hold shares of ETFs, you will need to redeem your shares prior to the merger, or your broker or intermediary may transfer your investment in a fund to a different investment option prior to the merger. See Question 5 for additional details regarding dates.

Q13:

In the event shareholders do not approve the merger, what will happen to the fund?

A:

If shareholder approval is not obtained, the Board of Trustees has approved a Plan of Liquidation and Dissolution for Fidelity U.S. Low Volatility Equity Fund. In the event of a liquidation, the fund’s assets will be managed to provide for sufficient liquidity to meet redemptions prior to liquidation.

Q14:

What is an ETF, and how are its capabilities different from a mutual fund?

A:

Like a mutual fund, an ETF is comprised of a portfolio of securities. However, unlike a mutual fund, which issues and redeems individual shares at net asset value, ETF shares can be bought or sold through a brokerage firm on a stock exchange. Because ETFs are traded like stocks, investors can buy and sell at any time during stock exchange trading hours and can place a variety of order types (e.g., limit orders or stop-loss orders). In addition, ETFs offer the benefit of the potential for lower expenses compared to a similarly managed mutual fund.

ETFs have grown in popularity and market share in recent years. Offering exposure to widely tracked indices, as well as a full range of asset classes, sectors, market capitalizations, and factor-based investing, these low-cost vehicles can help investors meet their investment goals.

For more information on ETFs and trading, visit https://www.fidelity.com/viewpoints/active-investor/ETF-trading-tips, https://www.fidelity.com/learning-center/investment-products/etf/how-trade-etfs-video. For retail customers, dial 800-544-8544.

###

Keep in mind that investing involves risk. The value of your investment will fluctuate over time, and you may gain or lose money.

Past performance is no guarantee of future results.

Exchange-traded products (ETPs) are subject to market volatility and the risks of their underlying securities, which may include the risks associated with investing in smaller companies, foreign securities, commodities, and fixed income investments. Foreign securities are subject to interest rate, currency exchange rate, economic, and political risks, all of which are magnified in emerging markets. ETPs that target a small universe of securities, such as a specific region or market sector, are generally subject to greater market volatility, as well as to the specific risks associated with that sector, region, or other focus. ETPs that use derivatives, leverage, or complex investment strategies are subject to additional risks. The return of an index ETP is usually different from that of the index it tracks because of fees, expenses, and tracking error. An ETP may trade at a premium or discount to its net asset value (NAV) (or indicative value in the case of exchange-traded notes). The degree of liquidity can vary significantly from one ETP to another and losses may be magnified if no liquid market exists for the ETP's shares when attempting to sell them. Each ETP has a unique risk profile, detailed in its prospectus, offering circular, or similar material, which should be considered carefully when making investment decisions.

Fidelity U.S. Low Volatility Equity Fund

In connection with the reorganization, a proxy statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission. After the registration statement is filed with the SEC, it may be amended or withdrawn, and the proxy statement/prospectus will not be distributed to fund shareholders unless and until the registration statement becomes effective. Shareholders should read the proxy statement/prospectus, which contains important information about the Reorganization, when it becomes available. For a free copy of the proxy statement/prospectus, please contact Fidelity at 1-800-544-8544 or send an email request to fidfunddocuments@fidelity.com. The proxy statement/prospectus will also be available on the Securities and Exchange Commission’s Website (www.sec.gov).

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

The foregoing is not a solicitation of any proxy. For a free copy of the Proxy Statement describing the relevant reorganization discussed herein (and containing important information about fees, expenses and risk considerations) and a prospectus for the relevant acquiring fund, please call 1-800-544-8544 (retail class) or 1-877-208-0098 (Advisor Classes, if applicable). The prospectus/proxy statements will also be available for free on the Securities and Exchange Commission’s Website (www.sec.gov).

Before investing in any exchange-traded fund you should consider its investment objectives, risks, charges, and expenses. Contact Fidelity for a prospectus, an offering circular, or, if available, a summary prospectus containing this information. Read it carefully.

Past performance is no guarantee of future results.

Unless otherwise expressly disclosed to you in writing, the information provided in this material is for educational purposes only. Any viewpoints expressed by Fidelity are not intended to be used as a primary basis for your investment decisions and are based on facts and circumstances at the point in time they are made and are not particular to you. Accordingly, nothing in this material constitutes impartial investment advice or advice in a fiduciary capacity, as defined or under the Employee Retirement Income Security Act of 1974 or the Internal Revenue Code of 1986, both as amended. Fidelity and its representatives may have a conflict of interest in the products or services mentioned in this material because they have a financial interest in the products or services and may receive compensation, directly or indirectly, in connection with the management, distribution, and/or servicing of these products or services, including Fidelity funds, certain third-party funds and products, and certain investment services. Before making any investment decisions, you should take into account all of the particular facts and circumstances of your or your client’s individual situation and reach out to an investment professional, if applicable.

Stock markets, especially foreign markets, are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. The securities of smaller, less well-known companies can be more volatile than those of larger companies. There is no guarantee that a factor-based investing strategy will enhance performance or reduce risk. Before investing, make sure you understand how the fund's factor investment strategy may differ from more traditional index funds. Depending on market conditions, fund performance may underperform compared to funds that seek to track a market-capitalization weighted index. The return of an index ETF is usually different from that of the index it tracks because of fees, expenses and tracking error. An ETF may trade at a premium or discount to its Net Asset Value (NAV).

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